EXHIBIT 8.1

                                February 2, 2001

Andrx Corporation
4955 Orange Drive
Davie, Florida  33314

Ladies and Gentlemen:

         We have acted as counsel to Andrx Corporation, a Delaware corporation ("Andrx"), and Mediconsult Acquisition Corp., a Delaware corporation ("Merger Sub"), in connection with the transactions to be undertaken pursuant to the Agreement and Plan of Merger, dated January 9, 2001, (the "Agreement"), by and among Andrx, Merger Sub, and Mediconsult.com, Inc. ("Mediconsult"), a Delaware corporation. The Agreement provides, in relevant part, for the following:

1. The formation by Andrx of Merger Sub as a wholly owned first-tier subsidiary of Andrx;

2. The merger of Merger Sub with and into Mediconsult, with Mediconsult surviving the merger as a first-tier wholly owned subsidiary of Andrx ("Merger");

3. The exchange, as a result of the Merger, of all the outstanding stock of Mediconsult Common Stock solely for Cybear tracking stock.

         The transactions referred to in (1) through (3) above are collectively referred to as the "Reorganization."

         You have asked us to provide you with our opinion with respect to the material federal income tax consequences of the Reorganization to the Mediconsult stockholders. We hereby issue this letter to you in response to your request.

RELIANCE ON CERTAIN FACTS, ASSUMPTIONS, AND REPRESENTATIONS

         In rendering our opinion, we have relied upon the accuracy and completeness of the facts and information as contained in the Agreement (1), including all exhibits attached thereto, and the representations provided to us by officers of Andrx and Mediconsult (in each case, without regard to any limitation based on knowledge or belief). You have represented that such facts, assumptions, and representations are true, correct, and complete. However, we have not independently audited or otherwise verified any of these facts, assumptions, or representations. A misstatement or omission of any fact or a change or amendment in any of the facts, assumptions, or representations upon which we have relied may require a modification of all or a

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(1)     Any reference to the Agreement also includes any documentation regarding the Reorganization filed with the Securities and Exchange Commission, including the Registration Statement on Form S-4 filed by Andrx on February ___, 2001 (the "Registration Statement") and any amendments thereto. The Registration Statement is also referred to separately when appropriate. 5

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part of this opinion. In addition, our opinion is based on such facts, assumptions, and representations furnished to us as of the date of this letter. Any changes in the facts, assumptions, or representations upon which we have relied between the date of this letter and the actual closing of the Reorganization may require modification of all or part of this opinion. We have no responsibility to update this opinion for events, transactions, circumstances, or changes in any such facts, assumptions, or representations occurring after this date.

                               PREMISE OF OPINION

         Our opinion is based solely on our interpretation of the Internal Revenue Code of 1986, as amended (the "Code"); United States federal income tax regulations issued thereunder; relevant judicial decisions; guidance issued by the Internal Revenue Service (the "Service") including revenue rulings and revenue procedures; and other authorities that we deemed relevant; in each case as of the date of this opinion.

         U.S. federal income tax laws and regulations, and the interpretations thereof, are subject to change, which changes could adversely affect this opinion. If there is a change in the Code, the regulations thereunder, the administrative guidance issued thereunder, or in the prevailing judicial interpretation of the foregoing, the opinion expressed herein would necessarily have to be reevaluated in light of any such changes. Our opinion is as of the date of this letter and we have no responsibility to update this opinion for changes in applicable law or authorities occurring after this date. Our opinion does not address the potential tax consequences of any transactions, events, or circumstances other than the Reorganization as described herein. In addition, our opinion is limited to the U.S. federal income tax consequences of the Reorganization. Our opinion does not address any non-income, state, local, or foreign tax consequences of the Reorganization. We also express no opinion on non-tax issues, such as corporate law or securities matters.

         This opinion does not discuss the tax consequences to those Mediconsult stockholders who were creditors of Mediconsult and have exchanged their claims against Mediconsult for Mediconsult shares in anticipation of the exchange of those Mediconsult shares for shares of Cybear tracking stock in the Merger. Under the Agreement, the exchange by Mediconsult creditors of their claims against Mediconsult for Mediconsult stock is a condition of the Merger. If viewed separately from the Merger, the receipt of those Mediconsult shares would normally be viewed as taxable to the exchanging Mediconsult creditors. That is because creditors whose claims are not represented by "securities" are not entitled to non-recognition under the corporate "recapitalization" rules, and
Section 351(a) non-recognition does not apply to an exchanging creditor where the amount of shares received by the exchanging creditors and other transferors to the obligor corporation constitute less than 80% of the shares of the issuing corporation after the transfer. The exact tax consequences to an exchanging Mediconsult creditor would depend on the nature of the claim exchanged, e.g., whether it was for services, or for the sale of property, or for a loan, whether or not the claim was evidenced by a "security" as defined for tax purposes, and other factors specific to the exchanging Mediconsult claimant.

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         It is possible, however, that the Service would apply the integrated step transaction doctrine to treat the exchange of the claim against Mediconsult for Mediconsult shares, coupled with the surrender of those Mediconsult shares for Cybear tracking stock in the Merger, as a direct exchange of the claim against Mediconsult for Cybear tracking stock. Under that possible Service position, the receipt of the Mediconsult shares would be ignored as a transitory step, and the receipt of the Cybear tracking stock in the Merger would be the taxable event.

         In summary, Mediconsult creditors who have exchanged their claims against Mediconsult for stock of Mediconsult can have a taxable event, by reason of either their receipt of the Mediconsult shares or, if not, from their receipt of the Cybear tracking stock in exchange therefor. Therefore, Mediconsult creditors who have exchanged their obligations from Mediconsult stock for stock of Mediconsult shortly before the Merger should consult their own tax advisors to determine the exact tax consequences to them.

         Further, this opinion addresses only those stockholders who hold Mediconsult common stock as a capital asset and will, after the Reorganization, hold Cybear tracking stock as a capital asset. This opinion does not address the U.S. federal income tax consequences of the Reorganization to any common stockholder that has a special status, including (without limitation) tax-exempt entities; partnerships, S corporations, or other pass-through entities; mutual funds and regulated investment companies; small business investment companies; insurance companies; financial institutions; broker-dealers and dealers in securities; traders that mark their positions to market; stockholders who hold their shares as part of a hedge, appreciated financial position, straddle, or conversion transaction; foreign corporations and other foreign entities; estates and trusts not subject to U.S. federal income tax on their income regardless of source; persons who are not citizens or residents of the U.S.; and persons who acquired stock as the result of the exercise of an employee stock option, pursuant to an employee stock purchase plan, or otherwise as compensation or through a tax-qualified retirement plan. The opinion is also subject to any additional qualifications or limitations set forth in the discussion entitled "United States Federal Income Tax Considerations" in the Registration Statement.

         Our opinion is also based on a factual assumption concerning the maximum cash that will be paid by Andrx for fractional Mediconsult shares and to dissenting Mediconsult stockholders. Specifically, our opinion is based on the factual assumption that the total cash paid for Mediconsult common stock held by dissenters and fractional shares will not exceed 20% of the total value received in the aggregate by the Mediconsult stockholders in the merger. For purposes of this assumption, Mediconsult dissenters' shares and fractional shares of Mediconsult and other Mediconsult shares exchanged for cash or other property originating with Andrx are to be treated as outstanding Mediconsult stock on the date of the Merger.

         Our opinion is not binding on the Service, and there can be no assurance that the Service will not take positions contrary to such opinion or will not be successful in sustaining such contrary positions. However, should the Service challenge the U.S. federal income tax treatment of the matters discussed below, our opinion reflects our assessment of the probable outcome of litigation based solely on an analysis of the existing authorities relating to such matters.

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                              PROPOSED TRANSACTION

         Based on our understanding of the Reorganization, Andrx will execute the acquisition of Mediconsult according to the Agreement and through the following steps:

1. Andrx will form a transitory subsidiary, Merger Sub, for nominal consideration.

2. Merger Sub will merge with and into Mediconsult with Mediconsult being the surviving corporation. Pursuant to the Agreement, Mediconsult's stockholders will exchange their Mediconsult common stock for Cybear tracking stock. Fractional shares will be paid in cash.

3. Following the Reorganization, Andrx will own all of the outstanding stock of Mediconsult.

                                    OPINION

         Based upon and subject to the foregoing, our opinion is as follows:

1. While the issue is not free from doubt, the Cybear tracking stock should be treated as voting common stock of Andrx for U.S. federal income tax purposes. Accordingly, in rendering the remainder of this opinion, we have assumed that the Cybear tracking stock will be treated as voting common stock of Andrx for such purposes.

2. The merger of Merger Sub with and into Mediconsult, with Mediconsult surviving the Merger, should qualify as a reorganization within the meaning of Sections 368(a)(1)(A) and (a)(2)(E), and Andrx and Mediconsult should each be "a party to a reorganization" under Section 368(b).

3. Each Mediconsult stockholder should recognize no gain or loss as a result of the exchange of Mediconsult common stock solely for Cybear tracking stock pursuant to the Merger under Section 354(a)(1), except with respect to any cash received by a Mediconsult stockholder instead of a fractional share of Cybear tracking stock.

4. Each Mediconsult stockholder should have a tax basis in the shares of Cybear tracking stock received in the merger equal to the aggregate tax basis of the stockholder's Mediconsult common stock surrendered in the merger less any tax basis attributable to a fractional share of Cybear tracking stock for which cash is received.

5. Each Mediconsult stockholder's holding period for shares of Cybear tracking stock received in the Reorganization should include the stockholder's holding period for the Mediconsult common stock exchanged therefor.

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6.      If any Mediconsult stockholder receives cash instead of a fractional share of Cybear tracking stock, the stockholder should recognize gain or loss equal to the amount of cash received less the amount of basis allocated to the fractional share interest. The gain or loss will be long-term capital gain or loss if the shares of Mediconsult common stock exchanged for the fractional share of Cybear tracking stock was held for more than one year at the effective time of the Merger, except that if Mediconsult is determined to be a "collapsible corporation", any gain recognized by a Mediconsult stockholder who directly or indirectly has ever owned more than 5% of the value of the outstanding stock of Mediconsult may be treated as ordinary income.

7. Where cash is received by a Mediconsult stockholder who perfects its statutory rights of appraisal as a dissenter under Delaware law, the cash payment will be treated as having been received by such stockholder as a distribution in redemption of his Mediconsult common stock, subject to the provisions and limitations of Section 302. Those dissenting Mediconsult stockholders who, after the distribution, own no common stock of Andrx (including Cybear tracking stock) directly or indirectly, through the application of Section 318(a), will be treated as having a complete termination of interest within the meaning of Section 302(b)(3), the cash will be treated as a distribution in full payment in exchange for their common stock of Mediconsult as provided in Section 302(a) and such stockholders should recognize gain or loss. The gain or loss will be long-term capital gain or loss if the share of Mediconsult common stock was held for more than one year at the time of the exchange for cash, except that if Mediconsult is determined to be a "collapsible corporation", any gain recognized by a Mediconsult stockholder who directly or indirectly has ever owned more than 5% of the value of the outstanding stock of Mediconsult may be treated as ordinary income.

                                    * * * *

         This opinion is solely for the benefit of certain exchanging Mediconsult stockholders specified above and is not to be relied upon by anyone else. We assume no responsibility for tax consequences, or any other consequences, to any other parties to the Reorganization or to other persons. Instead, any other such parties or persons should consult and rely upon the advice of their own counsel, accountant, tax advisor or other advisors. Except to the extent expressly permitted hereby and without the prior written consent of Broad and Cassel, this document may not in whole or in part be disclosed or quoted, nor otherwise referred to in any documents. Disclosure by client to a taxing authority in the event of a penalty assertion by such authority is permitted, however. You hereby have our express consent to include copies of this opinion as exhibits to the Agreement and Registration Statement.

                                           Very truly yours,


                                           BROAD AND CASSEL

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